Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5
For Immediate Release	News Release

North American Palladium announces
Increase in Unit Offering

TORONTO, December 12 — North American Palladium Ltd. (TSX:PDL) (AMEX:PAL) is pleased to announce that Kaiser-Francis Oil Company has elected to exercise its right to fully subscribe for 25% of the unit offering, resulting in increased gross proceeds of approximately US$75 million from US$56 million.

The offering is being made under a prospectus supplement to North American Palladium's shelf prospectus dated November 16, 2007. After giving effect to the participation of Kaiser-Francis Oil Company, the Company will issue 18,666,667 units at a price of US$4.00 per unit (C$4.04 per unit). Each unit consists of one common share and one half of a common share purchase warrant of North American Palladium. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to two years from the date of the closing of this offering, expected to occur on December 13, 2007. The units will mandatorily separate after the closing of this offering into common shares and warrants. The ticker symbols for the warrants are PDL.WT on the TSX and PAL.WS on AMEX.

As more fully described in the prospectus supplement, Kaiser-Francis Oil Company had a pre-existing right to subscribe at the public offering price for up to 25% of the total units being offered by North American Palladium.

North American Palladium has also granted the underwriters an over-allotment option to purchase an additional 2.1 million units for a period of 30 days after the date of the final prospectus supplement. Assuming the completion of the offering and the full exercise of the over-allotment option, Kaiser-Francis Oil Company will have the right to purchase an additional 700,000 units.

The lead manager of the underwriting syndicate is Merrill Lynch & Co. The co-managers are BMO Capital Markets, HSBC Securities (Canada) Inc. and UBS Securities Canada Inc.

The net proceeds of the offering will be used to fund the growth and development of North American Palladium's operations and, in particular, to advance its three main projects: the Offset High Grade Zone at the Lac des Iles mine, the Shebandowan West Project and the Arctic Platinum Project in Finland. The net proceeds of the offering may also be used for general corporate purposes.

A copy of the final prospectus supplement and the accompanying base shelf prospectus will be available through www.sec.gov or www.sedar.com. Alternatively, you can request a copy of the final prospectus supplement and the base shelf prospectus by contacting Merrill Lynch & Co. at 4 World Financial Center, 250 Vesey Street, New York, NY 10080 (telephone: 212-449-1000) or 181 Bay Street, Suite 400, Toronto, Ontario M5J 2V8 (telephone: 416-369-7400). Copies of the final prospectus supplement are expected to be available on December 12, 2007.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

About North American Palladium

North American Palladium is Canada's foremost primary producer of palladium. The Company's core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals.

For further information, please contact:

Jim Excell
President and CEO
Tel: (416) 360-7971 Ext. 223
Email: jexcell@napalladium.com

Fraser Sinclair
Vice President, Finance and CFO
Tel: (416) 360-7971 Ext. 222
Email: fsinclair@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel: (416) 360-7971 Ext. 226
Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

        Statements in this press release relating to the closing of the offering and the anticipated use of proceeds are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to satisfy the conditions set forth in an underwriting agreement relating to the offering; the need to satisfy regulatory and legal requirements with respect to the offering; risks related to the exploration stage of the Company's advanced exploration projects; market fluctuations in prices for securities of companies that operate in the resource sector; uncertainties about the availability of additional financing; uncertainties related to fluctuations in metal prices; the possibility that the Company may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company's prospectus supplement and accompanying base shelf prospectus and the documents incorporated by reference therein. Although the Company believes the expectations reflected in its forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.